Exhibit 99.22

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING ANNOUNCES

ANNUAL AND SPECIAL GENERAL MEETING RESULTS

TORONTO, ONTARIO, November 12, 2021 – Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) today held its annual general meeting of shareholders (the “Meeting”), where each of the seven nominees proposed as directors and listed in the Company’s management proxy circular dated September 30, 2021 were elected as directors. A total of 38,610,077 common shares were voted in respect of the election of directors at the Meeting, representing approximately 30.61% of the votes attached to all outstanding common shares.

The detailed results of the vote are set out below:

Nominee	Outcome of Vote	Voted	Voted (%)
Maurice Swan	Approved	37,270,833 Voted 9,504 Withheld	99.97% 0.03%
Justin Cochrane	Approved	37,270,833 Voted 9,504 Withheld	99.97% 0.03%
R. Marc Bustin	Approved	37,251,003 Voted 29,334 Withheld	99.92% 0.08%
Saurabh Handa	Approved	37,250,503 Voted 29,834 Withheld	99.92% 0.08%
Candace MacGibbon	Approved	37,251,504 Voted 28,833 Withheld	99.92% 0.08%
Andy Tester	Approved	37,249,791 Voted 30,546 Withheld	99.92% 0.08%
Jeanne Usonis	Approved	37,251,703 Voted 28,634 Withheld	99.92% 0.08%

At the Meeting, the shareholders of the Company also approved: (i) the appointment of Baker Tilly WM LLP as auditor and authorized the directors to fix their remuneration; (ii) the Company’s omnibus long- term incentive plan; and (iii) the amendment and restatement of the Company’s articles.

For complete voting results on all matters approved at the Meeting, please see the Company’s Report of Voting Results dated November 12, 2021 available on SEDAR at www.sedar.com.

About Carbon Streaming Corporation:

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com